Exhibit 4.5

ENGINE MEDIA HOLDINGS, INC.

(formerly Torque Esports Corp.)

Management’s Discussion and Analysis

For the years ended

August 31, 2020 and 2019

(Expressed in United States Dollars)

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Engine Media Holdings, Inc. for the year ended August 31, 2020 and 2019 and should be read in conjunction with the Company’s Fiscal 2020 Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “Engine Media” refer to Engine Media Holdings, Inc. and its subsidiaries and/or the management and employees of the Company (as the context may require).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	our ability to successfully execute our business plan;
●	our intent to complete a private placement of our common shares and common share purchase warrants, and to have a substantial portion of its convertible debt converted to common shares;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement or adopt new technology or products;
●	expectations regarding the successful integration of recent acquisitions of WinView, Inc. (“WinView”) and Frankly Inc. (“Frankly”);
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	our ability to compete with our competitors and their technologies;
●	our reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and our use of the proceeds of any offering; and other expectations of the Company.

Forward-looking statements contained in this MD&A are based on the assumptions described in this MD&A. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Cautionary Note Regarding Forward-Looking Statements (cont’d)

●	our ability to obtain additional financing to fund near term operating cash flow deficits and to continue as a going concern;
●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;
●	execution of business plan;
●	the integration of recent acquisitions such as WinView, Frankly, and UMG Media Ltd. (“UMG”);
●	the management of growth;
●	reduced cash reserves from future operating losses;
●	failure to compete successfully in various markets;
●	the development of high-quality products;
●	rapid technological changes;
●	proprietary protection and intellectual property disputes;
●	transmission of user data;
●	data collection risk;
●	mobile gaming and the free-to-play business model;
●	the condition of the global economy;
●	risks inherent in foreign/international operations;
●	changing governmental regulations;
●	COVID-19 related risks;
●	volatility in the market price of the Common Shares;
●	those risks discussed in this MD&A under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risks and Uncertainties” in this MD&A.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance or results to differ materially from what is projected in forward- looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A or in any document incorporated by reference herein.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Corporate Structure

Engine Media was formed during the year ended August 31, 2020 with the merger of Torque Esports, Frankly Media and WinView Games, and the acquisition of UMG. Engine Media sold its Motorsport Assets in November 2020. The following is a summary of the inter-corporate relationships between the Company and its subsidiaries, which together comprise the consolidated Company as at the date hereof:

ENGINE MEDIA HOLDINGS, INC.
(Ontario)
100%
95.67%
100%
100%
100%
Eden Games
(France)
STREAM HATCHET S.L.
(Spain)
UMG Media Ltd.
(Alberta)
WinView, Inc.
(Delaware)
100%
UMG Media Corp.
(British Columbia)
Frankly Inc.
(British Columbia)
100%
100%
100%
Frankly Co.
(Delaware)
Frankly Media
LLC (Delaware)
Vemba Media
Technologies
Private Limited
(India)
100%
100%
100%
UMG Events LLC (Illinois,
USA)
Crowd Control Studios
Inc. (Alberta)
UMG Events (Ontario)
Ltd. (Ontario)

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Corporate Profile

Engine Media Holdings, Inc. is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include (i) a market leading video gaming competition platform – UMG; (ii) a skills-based mobile engagement platform for traditional sports and esports – WinView; (iii) a data intelligence platform – Stream Hatchet; (iv) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in world - Frankly; and (v) a development studio that’s dedicated to making the best racing games for mobile – Eden Games. The Company is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GAME”. It is also dual listed in the United States on the OTCQB market under the symbol “MLLLF”. The registered head office of the Company is 3000-77 King Street, West, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8.

Market Opportunity

Video gaming is one of the largest and fastest growing markets in the entertainment sector, with an estimated 2.6 billion gamers globally with esports being the major source of growth. Esports is a term that comprises a diverse offering of competitive electronic games that gamers play against each other. One of the biggest differences between esports and video games of old is the community and spectator nature of esports, whereby competitive play against another person, either one-on-one or in teams, this is a central feature of esports. Since players play against each other online, a global network of players and viewers has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the entertainment value of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market.

The expanded reach of broadband service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has become so popular that many high schools and colleges now offer programs to support students’ interest in esports, as well as tournaments and scholarships. The best-known esports teams are receiving marquee sponsorships and are being purchased or invested in by a range of financial and strategic partners. The highest profile esports gamers have significant online audiences as they stream themselves playing against other players online and potentially can generate millions of dollars in sponsorship money and affiliate fees from their online streaming channels. It is projected that by 2023, approximately 650 million people will be watching esports globally. Most major professional esports events and a wide range of amateur esports events are broadcast live via streaming services, including Twitch.tv, Youtube.com and Facebook Gaming.

Strategy for Growth

Engine Media generates revenue through a combination of (i) direct-to-consumer fees (subscription, rake, advertising and sponsorship, and merchandise sales); (ii) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (iii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. These media and gaming publishers engage over one hundred (100) million monthly active users. Leveraging these relationships to efficiently create awareness for our gaming competition platform, where players and fans can play, watch and engage with other members of the esports community, is key to our long-term growth strategy.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Our Brands

UMG

UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

●    Live tournaments

●    Online contests

●    Creation and distribution of original content

●    Esports tournament operations through its proprietary tournament management app

UMG TV by UMG Gaming is a live 24/7 linear and on-demand streaming video channel dedicated to gaming, esports and entertainment audiences. UMG TV is distributed across a broad range of media platforms including Twitch, YouTube, Apple TV, Roku, Amazon Fire, VIZIO and more. Some of the featured programming on UMG TV includes the following: UMG Rewind, The Race, Collegiate Clash, Emergence Days, Valorant, and UMG Classic.

WinView Games

WinView Games is a digital technology company that pioneered second-screen interactive television technologies and holds foundational patents on the synchronized second-screen experience. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second-screen, its foundational patents and unique business model. The WinView app is currently an end-to-end two screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView has a portfolio of more than 68 issued patents on mobile sports gaming technologies and distributed entertainment systems.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Our Brands (cont’d)

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations and video game producers. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space. Stream Hatchet’s customers include industry leaders such as Microsoft, Allied Esports, Activision and Twitch.

Frankly Media

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions and services to meet the dynamic challenges of a multi-screen content distribution world. Frankly Media’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku. Additionally, Frankly’s in-house team of digital advertising sales and operations experts monetize billions of monthly display and video advertising impressions through programmatic and direct brand sales across client and owned and operated media properties. Frankly has over 1,200 radio, TV and print media brands, including CNN, Newsweek and Vice Media; TV affiliates of NBC, CBS, FOX and ABC, and radio station groups such as Cumulus.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Our Brands (cont’d)

Eden Games

Eden Games is a game developer with market-leading competency in building mobile racing games. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from third parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V- Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet’ (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

Disposition of Motorsport Assets

In November 2020, following a detailed strategic review in connection with the merger of Torque Esports, Frankly Media and WinView Games, the Company sold IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Assets”) to Ideas + Cars Holdings Limited, a third-party investment group based in the UK. As a result, Engine is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. These auto-related businesses sold are not focused on gaming but instead, are developing esport and traditional sport racing audiences with the creation and production of auto racing content. While reducing its cost base, Engine will maintain the ability to work with the Motorsports Assets. Engine will continue to support racing as a category through its competitive gaming platform, UMG, as it expands relationships across the entire esports sector as the leading destination for tournament play. For the year ended August 31, 2020, the Motorsport Assets had revenue of approximately $0.56 million and an operating loss of $5.86 million.

As part of the disposition of the Motorsport Assets, Darren Cox resigned as co-CEO of the Company, which enabled Engine Media to reorganize its leadership team by moving to a single CEO role under Lou Schwartz, with Tom Rogers remaining Executive Chairman.

Senior Management Team

Engine Media has a deep and cohesive executive management team with diverse skillsets and unparalleled understanding of the gaming industry. This experience provides a powerful competitive edge against our competitors, as it enables our team to anticipate patterns before they become trends, to identify influential shifts as they develop and to adjust strategy accordingly.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Senior Management Team (cont’d)

Tom Rogers

Executive Chairman & Director

Mr. Tom Rogers is a media/technology executive who has shaped the communications industry over the past 40 years. He was the former chairman of Frankly Media, executive chairman of WinView Games and the previous president and CEO of Tivo. Rogers was the founder of CNBC and established MSNBC. He was inducted into the Broadcasting Hall of Fame & the Cable Hall of Fame and an Emmy Award winner for the development of advanced TV.

Lou Schwartz

Chief Executive Officer & Director

Mr. Lou Schwartz is a seasoned technology and digital media executive and pioneer in internet video management and over-the-top (“OTT”) video delivery. At WWE, he oversaw all digital platforms and helped lead the development of the WWE Network. He was also CEO of UUX, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks. Previously, Schwartz was CEO of the Americas and General Counsel for Piksel and he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which sold to Piksel in 2010.

Impact of the Global COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. We anticipate that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

The fact that our business has increasingly shifted to digital channels, we have increased flexibility as we navigate through the uncertain environment and near-term implications of the COVID-19 pandemic. The impact of the pandemic on our business has been mixed thus far. While we have seen some increase in demand for our digital products and services, this demand has been more than offset by reduction in spending by our customers.

In an effort to protect the health and safety of our employees, the majority of our workforce is currently working from home and we have placed restrictions on non-essential business travel. We have implemented business continuity plans and have increased support and resources to enable our employees to work remotely and thus far our business has been able to operate with minimal disruption.

The global COVID-19 pandemic remains a rapidly evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Presentation of financial information

Unless otherwise specified within, financial results, including historical comparatives, contained in this MD&A are based on Engine Media’s audited consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, amounts are in U.S. dollars and percentage changes are calculated using whole numbers.

Results from operations

Selected Annual Information

Year ended August 31,	Note	2020	2019

Operating results
Total revenues		$11,108,377	$4,219,461
Total expenses		43,523,658	18,171,745
Total net loss from continuing operations		(32,339,215)	(13,842,830)
Total net loss		(32,340,042)	(14,737,998)
Comprehensive loss		(33,341,145)	(15,125,465)

Loss per share – Continuing operations
Basic and diluted loss per share		$(10.96)	$(94.19)
Loss per share – Discontinued operations
Basic and diluted loss per share		$(0.00)	$(6.09)

The total expenses above for the year ended August 31, 2020 include a non-cash increase in the fair value of warrant liability of $6.2 million, discussed in more detail below. The total loss for the loss the year ended August 31, 2020 includes a loss of $5.9 million from the Motorsports assets that were sold in November 2020.

As at August 31,	Note	2020	2019

Financial position
Total assets		$53,415,477	$10,685,697
Total liabilities		53,152,185	18,352,879
Working capital deficiency	(i)	(29,663,546)	(693,391)
Total debt	(ii)	20,334,966	13,631,895

Other metrics
Debt to total assets	(iii)	38%	128%

(i)	Working capital deficiency is defined as total current assets less total current liabilities.
(ii)	Total debt is defined as the aggregate total of convertible debt, line of credit, promissory notes, long-term debt and lease obligations.
(iii)	Debt to total assets is calculated as total debt divided by total assets.

The comparison between fiscal 2020 and 2019 is impacted significantly by the acquisitions of UMG on December 31, 2020 and Frankly and WinView on May 8, 2020. See discussion below.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Revenue

For the year ended August 31,	2020	2019
	$	$

Games development	2,732,846	3,371,472
Sponsorship, tournament and event income	889,862	12,628
Platform revenue	2,571,672	303,078
Advertising revenue	4,526,453	-
Professional services	386,390	483,185
Other income	1,154	49,098
	11,108,377	4,219,461

●	Games development for the year ended August 31, 2020 was $2,732,846 in comparison to $3,371,472 for the year ended August 31, 2019. The decrease of $638,626 was due to Eden Games resources assigned to internal development projects for Ideas and Cars, for which revenue is not recognized.

●	Sponsorship, tournament and event income for the year ended August 31, 2020 was $889,862 in comparison to $12,628 for the year ended August 31, 2019. The increase of $877,234 was due to the inclusion of UMG and WinView during the period and the addition of new revenue from The Race.

●	Platform revenue for the year ended August 31, 2020 was $2,571,672 in comparison to $303,078 for the year ended August 31, 2019. The increase of $2,268,594 was due to the inclusion of post-acquisition revenue from Frankly and higher platform revenue recognized at Stream Hatchet for the period.

●	Advertising revenue for the year ended August 31, 2020 was $4,526,453 in comparison to $nil for the year ended August 31, 2019. The increase was due to post-acquisition revenue from Frankly and small additional revenue from The Race and UMG.

●	Professional services revenue for the year ended August 31, 2020 was $386,390 in comparison to $483,185 for the year ended August 31, 2019. The decrease of $96,795 was due to slightly lower professional services revenue recognized at Stream Hatchet for the period due to Stream Hatchet’s emphasis on recurring platform revenue.

●	Other income was insignificant for both fiscal 2020 and 2019.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Expenses

For the year ended August 31,	2020	2019
	$	$

Salaries and wages	7,069,321	4,277,676
Consulting	3,768,175	1,723,584
Professional fees	2,853,141	711,521
Revenue sharing expense	3,380,017	-
Sponsorships and tournaments	4,282,232	586,850
Advertising and promotion	2,544,495	865,661
Office and general	1,927,352	797,382
Technology expenses	1,226,341	109,765
Amortization and depreciation	3,891,042	2,386,805
Share-based payments	1,409,569	73,843
Interest expense	909,928	333,381
(Gain) loss on foreign exchange	562,350	(178,005)
Change in fair value of warrant liability	6,189,921	(552,820)
Change in fair value of convertible debt	(230,127)	1,536,532
Change in fair value of contingent consideration	87,702	110,501
Gain on settlement of debt	-	(497,191)
Impairment of investment in associate and advances	3,652,199	-
Impairment of goodwill	-	5,886,260
	43,523,658	18,171,745

●	Salaries and wages for the year ended August 31, 2020 was $7,069,321 in comparison in comparison to $4,277,676 for the year ended August 31, 2019. The increase of $2,791,645 was due to post acquisition salary and wages of Frankly, WinView and UMG. As discussed in the Financing section, the Company received forgivable loans under the Paycheck Protection Program and under government grant accounting recognized the impact of the loan forgiveness of $1,589,559 as an offset against salaries and wages in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020.

●	Consulting for the year ended August 31, 2020 was $3,768,175 in comparison to $1,723,584 for the year ended August 31, 2019. The increase of $2,044,591 was due to costs relating to the acquisition activities of the group and taking up the post-acquisition costs of Frankly, WinView and UMG.

●	Professional fees for the year ended August 31, 2020 was $2,853,141 in comparison to $711,521 for the year ended August 31, 2019. The increase of $2,141,620 was due to primarily to the increase in legal and accounting fees relating to the business combinations, asset acquisitions and pending transactions including Frankly, WinView, UMG, WTF1, Lets Go Racing, Driver DB and AIS.

●	Revenue sharing for the year ended August 31, 2020 was $3,380,017 in comparison to $nil for the year ended August 31, 2019. These costs are the share of our gross advertising revenue paid to Frankly’s customers.

●	Sponsorships and tournaments for the year ended August 31, 2020 was $4,282,232 in comparison to $586,850 for the year ended August 31, 2019. The increase of $3,695,382 was due to costs of $2.7 million relating to production of the World’s Fastest Gamer season 2 including winner’s prizes, plus various other MotorSports projects including All Stars. as well as post-acquisition costs from UMG. With the sale of the MotorSports Assets, the World’s Fastest Gamer costs will not recur.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Expenses (cont’d)

●	Advertising and promotion for the year ended August 31, 2020 was $2,544,495 in comparison to $865,661 for the year ended August 31, 2019. The increase of $1,678,834 was due to promotion costs relating to The World’s Fastest Gamer season 2, the All-Star racing series and post-acquisition costs of Frankly, WinView and UMG. With the sale of the MotorSports Assets, the World’s Fastest Gamer costs will not recur.

●	Office and general for the year ended August 31, 2020 was $1,927,352 in comparison to $797,382 for the year ended August 31, 2019. The increase of $1,129,970 was due to post-acquisition costs of Frankly, WinView and UMG and higher infrastructure and usage rights costs at Eden Games.

●	Technology for the year ended August 31, 2020 was $1,226,341 in comparison to $109,765 for the year ended August 31, 2019. The increase of $1,116,576 was due to post-acquisition costs of Frankly, WinView and UMG.

●	Amortization and depreciation for the year ended August 31, 2020 was $3,891,042 in comparison to $2,386,805 for the year ended August 31, 2019. The increase of $1,504,237 was due to the amortization relating to the post acquisition intangible assets of Frankly, WinView and UMG.

●	Share-based payments expense for the year ended August 31, 2020 was $1,409,569 in comparison to $73,843 for the year ended August 31, 2019. The increase of $1,335,726 was due stock options and restricted stock units granted to officers and directors, during the year, as well as stock options and RSUs assumed in the acquisitions of Frankly, WinView and UMG.

●	Interest expense for the year ended August 31, 2020 was $909,928 in comparison to $333,381 for the year ended August 31, 2019. The increase of $576,547 was due higher average balance of convertible debt outstanding during fiscal 2020 than 2021, other debt issued in fiscal 2020 in the form of promissory notes to fund operations and the assumption of debt in the Frankly and WinView acquisitions.

●	Loss on foreign exchange for the year ended August 31, 2020 was $562,350 compared to a gain for the year ended August 31, 2020 of $178,005, a change of $740,355 due to the strengthening of the Canadian dollar against the USD during fiscal 2020 compared to weakening in 2019. Engine has significant liabilities denominated in Canadian dollars. Therefore, the strengthening of the Canadian dollar against the USD results in a foreign exchange loss for the period.

●	Change in fair value of warrant liability for the year ended August 31, 2020 increased expense by $6,189,921 in comparison to reducing expense by $552,820 for the year ended August 31, 2019. The change of $6,742,741 in the warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end impacted by larger warrant base resulting from significant convertible debenture conversions during the period, and the increase in the Company’s share price to $11.65 at August 31, 2020.

●	Change in fair value of convertible debt for the year ended August 31, 2020 decreased expense by $230,127 in comparison to an increase in expense of $1,536,532 for the year ended August 31, 2019. The change of $1,766,659 was due to a reduction in the fair value of our convertible debt.

●	Gain on settlement of debt was $nil for the year ended August 31, 2020 compared to $497,191 for the year ended August 31, 2019, a change of $497,191. There was no debt settlement in fiscal 2020.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Expenses (cont’d)

●	Impairment of investments and advances for the year ended August 31, 2020 was $3,652,199 in comparison to $nil for the year ended 31, 2019, a change of $3,652,199. The increase was due to full reserve of the $2,625,657 of advances to AIS for purchase consideration and working capital. The investment in One Up was valued at $2,052,008 based on reference to recent financings by One Up. The Company recognized a day one loss of $947,992, representing the difference in principal value of the debenture issued of $3,000,000 and the fair value of the investment in One Up. One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money. The Company believes there will be synergies with the WinView Inc. business.

●	Impairment of goodwill for the year ended August 31, 2020 was $nil in comparison to $5,886,260 for the year ended August 31, 2019. The decrease of $5,886,260 was due to no impairment being recognized in the 2020 period. The fiscal 2019 impairment related to Eden Games and was due to under performance of actual revenues in comparison to forecast, and a future decline of revenue growth.

Other items

For the year ended August 31,	2020	2019
	$	$

Deferred income taxes	-	(144,822)
Non-controlling interest in net loss	76,066	254,276
Pro Gaming League Nevada Inc.	(827)	(895,168)
Foreign currency translation differences	(1,001,103)	(387,467)

●	The deferred income taxes for the year ended August 31, 2019 relate to the expensing of the deferred tax asset that existed as at August 31, 2018.

●	The minority interest in net loss was reduced to a proportionately smaller loss in Eden Games S.A.

●	The discontinued operations of Pro Gaming League Nevada Inc. (PGL) for the year ended August 31, 2020 was $827 in comparison to $(895,168) for the year ended August 31, 2019. The decrease of $827 was due to the ceasing of operations of PGL during fiscal 2019.

●	Foreign currency translation differences for the year ended August 31, 2020 were a loss of $ $1,001,103 in comparison to a loss of $387,467 for the year ended August 31, 2019. The increase of $613,636 was due to various functional currencies of our subsidiaries, in particular EUR and GBP strengthening against the USD.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Segmented analysis

For the year ended August 31, 2020

	E-Sports	Media and Advertising	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	4,703,265	6,404,736	376	11,108,377
	4,703,265	6,404,736	376	11,108,377
Results
Segment loss	(10,718,153)	(833,891)	376	(11,551,668)

Central administration costs	-	-	9,691,640	9,691,640
Other gains and losses	15	(14,011)	10,276,041	10,262,045
Finance costs	103,758	241,520	564,650	909,928
Loss before tax	(10,821,926)	(1,061,400)	(20,531,955)	(32,415,281)
Income tax	-	-	-	-
Gain (Loss) for the year from
discontinued operations	-	-	(827)	(827)
non-controlling interest in net loss	-	-	76,066	76,066
Net loss	(10,821,926)	(1,061,400)	(20,456,716)	(32,340,042)

For the year ended August 31, 2019

	E-Sports	Media and Advertising	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	4,218,987	-	474	4,219,461
	4,218,987	-	474	4,219,461
Results
Segment loss	(1,986,170)	-	474	(1,985,696)

Central administration costs	-	-	5,327,930	5,327,930
Other gains and losses	(26,954)	-	6,332,231	6,305,277
Finance costs	70,834	-	262,547	333,381
Loss before tax	(2,030,050)	-	(11,922,234)	(13,952,284)
Income tax	-	-	(144,822)	(144,822)
Gain (Loss) for the year from
discontinued operations	-	-	(895,168)	(895,168)
non-controlling interest in net loss	-	-	254,276	254,276
Net loss	(2,030,050)	-	(12,707,948)	(14,737,998)

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Results from operations (cont’d)

Segmented analysis (cont’d)

●	E-Sports net loss for the year ended August 31, 2020 was $10,821,926 in comparison to $2,030,050 for the year ended August 31, 2019. The increase of $8,791,876 was primarily due to MotorSports Assets expenses relating to the production, promotion and prize payouts of the World’s Fastest Gamer season 2, the All Star racing series and related projects.

●	Media and Advertising net loss for the year ended August 31, 2020 was $1,061,400 in comparison to $nil for the year ended August 31, 2019. This was due to addition on May 8, 2020 of Frankly, Inc. to the group resulting in the creation of a new segment.

●	Corporate and Other net loss for the year ended August 31, 2020 was $20,456,716 in comparison to $12,707,948 for the year ended August 31, 2019. The increase of $7,748,768 was primarily due to the change in fair value of warrant liability that increased the loss by $6,189,921 in fiscal 2020 versus decreasing the loss by $552,820 in fiscal 2019.

		From continuing operations
Three-month period ended	Total revenue	Total loss	Basic and diluted loss per share	Total assets
August 31, 2020	7,179,173	(10,071,255)	(1.33)	53,415,477
May 31, 2020	2,758,440	(11,701,648)	(3.63)	42,747,189
February 29, 2020	662,516	(2,506,244)	(0.22)	12,664,332
November 30, 2019	808,248	(8,051,391)	(3.26)	8,555,893
August 31, 2019	801,039	(10,127,745)	(6.28)	10,685,697
May 31, 2019	800,149	(2,058,314)	(0.95)	13,144,665
February 28, 2019	1,544,729	(1,195,488)	(0.75)	13,731,836
November 30, 2018	1,668,639	(1,356,451)	(0.75)	14,206,010
August 31, 2018	1,025,713	(9,818,790)	(5.25)	14,908,615

Quarterly revenues declined from the quarter ended February 28, 2019 compared to the quarter ended May 31, 2019 primarily due to a decline in revenue for Eden Games. Quarterly revenues increased from the quarter ended February 29, 2020 compared to the quarter ended May 31, 2020 and increased further in the quarter ended August 31, 2020 primarily due to inclusion of the revenues of Frankly for 18 days after the May 8, 2020 acquisition and for the full quarter ended August 31, 2020.

The total loss was larger in the quarters ended August 31, 2019, November 30, 2019 and May 31, 2020 and August 31, 2020 primarily due to one-time charges for impairments, as well as increases in the fair value of the warrant liability. In the quarter ended August 31, 2019, the Company recorded a goodwill charge of $5.9 million related to the Eden Games business, and the Company also had change in fair value of convertible debt of $1.5 million. In the quarter ended November 30, 2019, the change in value of the warrant and convertible debt added $2.4 million to the loss and promotion for the World’s Fastest Gamer and other advertising was a $2.8 million increase. For the quarter ended May 31, 2020, the change in warrant liability added $7.0 million to the loss. For the quarter ended August 31, 2020, an impairment on investments and advances of $2.6 million and changes in the fair value of warrant liability and convertible debt of $1.3 million added to the quarterly loss.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Liquidity and capital resources

Liquidity and cash management

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to raise financing in the near term, and ultimately the achievement of profitable operations.

As at August 31, 2020, the Company had a cash balance of $5,243,278 (August 31, 2019: $2,818,744) and current liabilities of $41,839,019 (August 31, 2019: $5,447,753). This represents a working capital deficiency of $29,663,546 (August 31, 2019: deficiency of $693,391) which is comprised of current assets less current liabilities. The working capital deficiency at August 31, 2020 includes a warrant liability of $14,135,321 which will not be settled in cash. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $72,094,162 as at August 31, 2020 (August 31, 2019: $39,754,120).

Following the acquisitions of Frankly and WinView on May 8, 2020, the Company undertook a strategic review of the business. As a result of this review, as discussed above, after August 31, 2020, the Company divested its MotorSports Assets Group, which had incurred a loss of $5.86 million for the year ended August 31, 2020. This will substantially reduce the monthly cash outflow. The Company also made targeted spending cuts to further reduce the monthly cash outflow.

The Company has raised substantial funds since August 31, 2020, see Financing section for details. Since August 31, 2020, the Company has raised cash of $4.9 million in issuance of convertible debentures. In addition, the Company has reduced its current liabilities by $5 million since August 31, 2020 with the extension of the due date of the $5 million line of credit from January 2021 to January 2022. The Company expects to reduce its debt by having a substantial portion of its convertible debt converted to common shares in the first part of calendar 2021.

The Company will need to raise additional funds no later than February of 2021 to continue its operations. The Company has announced it intends to complete a private placement in that time frame of up to 3.3 million units at a price of $7.50 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share at a price of $15.00 for a period of 3 years. While management and the board have been historically successful in raising the necessary capital, it cannot provide assurance that it will be successful in this or other future financing activities.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in Risks and uncertainties section of this MD&A.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Liquidity and capital resources (cont’d)

Share consolidations

Three share consolidations occurred during the period from September 1, 2018 to the date of this MD&A:

●	On August 13, 2020, the Company consolidated its common shares on a 15 to 1 basis
●	On October 18, 2019, the Company consolidated its common shares on a 5 to 1 basis
●	On June 5, 2019, the Company consolidated its common shares on a 15 to 1 basis.

Capital management framework

The Company considers its capital to be its shareholders’ equity. As at August 31, 2020, the Company had shareholders’ equity of $45,907 (August 31, 2019: shareholders’ deficiency of $7,960,633).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, using lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital.

There have been no changes to management’s approach to managing its capital for the year ended August 31, 2020.

Financing

The proceeds of the financings disclosed below were intended to be used primarily for working capital and future operating needs. The proceeds received have been used primarily for those purposes.

Equity

During the year ended August 31, 2020, the Company issued 26,666 common shares upon vesting of an equal number of RSUs, issued 1,739,615 common shares in connection with conversion of convertible debt, and issued 502,562 common shares in connection with a series of non-brokered private placements as follows:

On December 18, 2019, the Company closed a non-brokered private placement at a price of CAD$18.75 ($14.25) per unit. The Company issued 58,133 units for gross proceeds of CAD$1,090,000 ($830,907). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$27.00 per share. The proceeds were allocated to the common shares and warrants using the relative fair value method, with $612,745 being allocated to the 58,133 common shares issued and the remaining $218,162 allocated to the 29,067 warrants issued.

During the third quarter the Company closed a non-brokered private placement at a price of CAD$9.00 per unit in four tranches. The Company issued a total of 444,429 units for gross proceeds of CAD$3,999,860 ($2,875,593). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$13.50 per share. The proceeds were allocated to the common shares and warrants using the relative fair value method, with $2,102,047 being allocated to the 444,429 common shares issued and the remaining $773,546 allocated to the 222,214 warrants issued.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financing (cont’d)

Equity (cont’d)

On March 20, 2020, the Company issued 46,300 common shares in settlement of select trade payables through a shares for debt placement amounting to CAD$900,003 ($632,522). The fair value of the shares issued were based on market price on the date of settlement. In addition, on June 13, 2020, the Company issued 13,354 common shares in settlement of select trade payables through a shares for debt placement amounting to CAD$125,000 ($91,709).

During the year ended August 31, 2020, the Company issued 654,543 common shares in connection with the exercise of warrants. In connection with these exercises, amounts recorded to share capital of $4,919,596 are comprised of exercise proceeds of $3,574,023 and intrinsic value of warrants on exercise of $1,345,573.

Debt

Promissory Notes

On September 30, 2018, the Company received $200,000 in working capital advances in the form of promissory notes from two companies. These promissory notes are unsecured, due on demand, and carry interest at 18%. As of August 31, 2020, interest of $83,435 has been accrued (2019 – $33,131).

As of August 31, 2020, net advances and payments under a promissory note of $907,833 (2019 – $618,431) were outstanding to a company. The notes are unsecured, bear interest at 12%, and are due on demand. As of August 31, 2020, interest of $179,967 had accrued. (2019 – $1,322).

The Company, through its Frankly subsidiary, has promissory notes with two parties for $400,000. The notes were issued in May 2020, after the acquisition of Frankly by the Company on May 8, 2020. The notes are unsecured, bear interest at 12%, and are due on October 31, 2020. As of August 31, 2020, interest of $14,423 had been accrued on these notes.

The Company, through its Winview subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of August 31, 2020, $1,527,582 was due under the note. The note is secured by the assets of Winview, bears interest at 8%, and is currently due. As of August 31, 2020, interest of $63,612 had accrued on this note.

The Company, through its UMG subsidiary, has two promissory notes outstanding as at August 31, 2020 in the amount of $112,168, representing principal and accrued interest. The larger note has an outstanding balance of principal and accrued interest at August 31, 2020 of $75,492, has an interest rate of 12% and is currently due.

As of August 31, 2020, the Company, through its UMG subsidiary, has a balance of $330,000 due to a former UMG shareholder. This balance is the remaining cash due for the purchase of UMG Events LLC (subsidiary of UMG Media Ltd.) and has a due date of September 1, 2020 and is non-interest bearing until the due date.

Frankly line of credit

On January 7, 2020, the Company’s Frankly Media LLC subsidiary (“Frankly Media”) entered an agreement with an arm’s length lender, EB Acquisition Company, LLC (the “Lender”), whereby the Lender agreed, subject to the terms and conditions thereof, to provide Frankly Media with a revolving term line of credit in the principal amount of up to $5 million (the “EB Loan”). In connection with entering into the EB Loan, Frankly Media drew $4 million under the EB Loan under an initial advance, and in July 2020 borrowed an additional $1 million.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Debt

Frankly line of credit (cont’d)

The EB Loan has a one-year term, extendable for a second year upon the mutual agreement of Lender and Frankly Media; and is secured by a security interest in Frankly Media’s assets, as well as a guarantee by the Company, secured against the Company’s assets. The Loan was subject to a $100,000 commitment fee. If the EB Loan term is extended for a second year, an additional fee will be payable by Frankly Media in the amount of 1% of outstanding principal balance under the EB Loan as of the commencement of the second year of the EB Loan term. Interest on outstanding balances of the EB Loan accrues at a rate of 10% per annum. The EB Loan is subject to mandatory repayment arising upon the Company’s raising of $15 million amount of additional financing. The proceeds of the EB Loan were used to supplement Frankly Media’s general working capital.

In connection with the EB Loan, the Company granted the Lender warrants to acquire up to $500,000 of the Company’s common shares (determined in reference to the “Market Price” of the Company’s common shares pursuant to the policies of the TSX Venture Exchange) (the “Bonus Warrants”). Each Bonus Warrant is exercisable to acquire one Company common share with an exercise price of CDN$7.50 per share. The Bonus Warrants have a two-year exercise period commencing on the date of their issuance, provided that if there is full repayment of the outstanding principal balance of the EB Loan within the first year of the EB Loan term, or the term of the EB Loan is not extended for a second year, the exercise period of the Bonus Warrants will be reduced to one year from the date of their issuance. The Bonus Warrants granted in connection with the EB Loan will be subject to a regulatory hold period of four months from the date of issuance.

Proceeds from the issuance of the debt instrument with stock purchase warrants (detachable call options) were allocated to the two elements using the residual value method. The value allocated to the warrants was $241,480 with the remaining $3,758,520 being allocated to the debt.

The debt discount of $241,480 is being amortized to interest expense, net on the consolidated statements of loss and comprehensive loss over the one-year loan term. Amortization of debt discount included in interest expense, net for the period from May 8, 2020 to August 31, 2020 amounted to $80,493 and (2019 – $Nil). The carrying value of the line of credit at August 31, 2019 is $4,919,507.

In December 2020, the Company amended the $5,000,000 revolving term line of credit (“EB Loan”). In connection with the amendment, the maturity date of the EB Loan was extended from January 5, 2021 until January 5, 2022. Additionally, the Company guaranteed the obligations under the EB Loan and has granted a security interest in favor of the Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has issued to the Lender an aggregate of 6,666 common shares in the capital of the Company at a deemed price per share equal to $5.77 and an amendment fee of $100,000 which forms part of the outstanding principal under the EB Loan.

Paycheck Protection Program (“PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement. Notwithstanding the Company’s eligibility to apply for forgiveness, no assurance can be given that the Company will obtain forgiveness of all or any portion of amounts due under the Notes.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Debt (cont’d)

Paycheck Protection Program (“PPP”) loans (cont’d)

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. At August 31, 2020, the Company had incurred greater than $1,589,559 in qualifying expenses and therefore had a remaining deferred income liability of nil. The Company recognized the impact of the loan forgiveness as an offset against related expense, salaries and wages in the consolidated statement of loss and comprehensive loss.

Debentures

During the year ended August 31, 2020, the 2019 Series convertible debentures with a principal amount of CAD$13,047,122 were converted into 1,739,615 units, and as a result, the Company issued 1,739,615 common shares and 1,739,615 warrants. The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions. The fair value assigned to the convertible debt conversions was $10,189,558. This value was allocated between common shares and warrants as $5,152,023 and $5,037,535, respectively.

In August 2020, the Company commenced a non-brokered private placement (the “Private Placement”) of convertible debentures (the “Debentures”) and closed a first tranche of $5,750,000. In September and October 2020, the Company issued additional tranches of the convertible debenture private placement which resulted in the issuance of a total principal amount of $2,901,393 of convertible debentures, which together with the first tranche totals principal amount $7,651,393 of Debentures.

The Debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the Debentures is payable in kind in Common Shares at an issue price which would be based on the trading price of the Common Shares at the time of such interest payment. The interest rate under the Debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a Public Offering has not occurred by that date.

The Debenture holders may convert all or a portion of the principal amount of the Debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) US$11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per Unit. Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the Debentures, holders of Debentures may convert such Convertible Debentures into Units at US$7.50 per Unit.

Each Unit is comprised of one Common Share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the Debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Common Shares on the NASDAQ is above US$30.00 per share for fifteen (15) consecutive trading days.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Debt (cont’d)

Debentures (cont’d)

In the event that the Common Shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the Debentures to be converted at the Conversion Price by the Company delivering a notice.

The Company also issued a Debenture with principal amount of $3,000,000 in connection with its equity investment in One-Up in August 2020. Together with the Private Placement Debentures, the total principal amount of the Debentures is $10,651,393

$8,000,000 Standby Debenture Facility

In September 2020, the Company entered into a US$8,000,000 stand-by convertible debenture facility (the “Standby Debentures”). The Standby Debenture has substantially similar terms as the Debentures, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units. The Company issued 224,719 warrants in connection with this first draw of Standby Debentures, with each warrant exercisable into one common share of the Company at an exercise price of US$15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the Debentures. The remaining US$6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the Debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

Commitments and contingencies

Operating leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on nine months advance notice. Payment of €25,000 ($18,618) is required every quarter. Annual future minimum rental payments under operating leases are as follows: 2020: € 50,000 ($54,500), 2021: €100,000 ($109,000), 2022: € 31,250 ($34,063)

UMG is obligated under the terms of an occupancy lease for use of its office premises until February 28, 2025, renewable for a further three years with 90 days notice prior to the conclusion of the original term. Annual future minimum rental payments under operating lease are as follows: 2020: $ 85,688, 2021: $86,545, 2022: $87,411, 2023: $88,285, 2024: $89,168.

Royalty expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil for the year ended August 31, 2020 and 2019.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Commitments and contingencies (cont’d)

Consulting contract

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay nine months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds specified amounts, a bonus shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. As no triggering events have taken place related to the contingencies to August 31, 2020, no provision has been made in the consolidated financial statements.

Litigation and Arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provides for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company. The purchase agreement included the requirement of $1.2 million to be advanced against the purchase price. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the failure to provide audited financial statements, had not been satisfied. In response, in November 2020, the shareholders of Allinsports commenced arbitration in Ontario seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports are seeking $20,000,000 in damages. The Company will defend itself vigorously in this proceeding.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Contingent Consideration and Shares to be Issued

In connection with the Company’s acquisition of IDEAS+CARS Ltd. on July 27, 2017, the principal shareholder of IDEAS+CARS, entered into a three-year agreement with the Company to act as Chief Marketing Officer of the Company and received CAD$357,000 ($256,911) of common shares (369 shares issued January 17, 2018) and up to 7,111 additional common shares upon meeting certain performance milestones based on an issuance price of the greater of CAD$652.50 ($490.80) and the common share closing price on the day prior to the respective milestone date. The agreement stipulates an equivalent share payout of CAD$600,000 ($451,320) in the first year, and CAD$957,000 ($720,000) on the second, third, and fourth anniversaries of the agreement upon meeting annual revenue targets of £272,000 ($347,700), £416,047 ($531,900), £535,707 ($684,900) and £655,023 ($837,400) in the first through fourth years, respectively, with a minimum share equivalent payout of CAD$400,000 ($300,880) annually.

As at August 31, 2020, the estimated fair value of the contingent consideration is $262,067 (2019 - $473,364), which is calculated based on the final milestone minimum share equivalent payout of CAD$400,000 and a discount rate of 19% (2019 – 19%). Based on milestones met to August 31, 2020, $1,059,214 (2019 - $760,216) was reflected as shares to be issued as at August 31, 2020.

Financial instruments and financial risk management

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. The principal financial risks are managed by the Company’s finance department, within Board approved policies and guidelines.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Financial risk management objectives and policies (cont’d)

On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. The allowance for doubtful accounts was $874,438 and $0 as at August 31, 2020 and 2019, respectively.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits. As at August 31, 2020 one customer (2019 - two) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (2019 - two) accounted for 13% of the Company’s accounts and other receivables balance as at August 31, 2020 (2019 - 54%). During the year ended August 31, 2020, three (2019 - two) customers represented 50% (2019 - 75%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as at August 31, 2020:

	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable (Note 9)	1,622,846	881,830	771,291	1,414,955	4,690,922
Allowance for doubtful accounts (Note 9)	-	-	-	(874,438)	(874,438)
% Allowance	0%	0%	0%	62%	19%

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Liquidity risk (cont’d)

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	3-5 years
	$	$	$

Accounts payable and accrued liabilities	17,144,346	-	-
Players liability account	388,587	-	-
Lease obligation	185,671	386,477	-
Contingent performance share obligation	262,067	-	-
Line of credit	4,919,507	-	-
Long-term debt	97,702	133,230	-
Promissory notes payable	3,818,920	-	-
Deferred purchase consideration	333,503	-	-
Convertible debt	-	10,793,459	-

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bear interest at fixed rates.

Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros and GBP, as well as debt denominated in Canadian dollars.

Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are unobservable.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

For the year ended August 31, 2020:

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	5,243,278
Restricted cash	-	-	-	388,587
Accounts and other receivables	-	-	-	3,845,890
Government remittances	-	-	-	1,125,912
Advances	-	-	-	-
	-	-	-	10,603,667

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	17,144,346
Players liability account	-	-	388,587
Line of credit	-	-	4,919,507
Long-term debt	-	-	230,932
Promissory notes payable	-	-	3,818,920
Deferred purchase consideration	-	-	333,503
Convertible debt	-	10,793,459	-
	-	10,793,459	26,835,795

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

For the year ended August 31, 2019:

Carrying value at August 31, 2019	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	2,818,744
Restricted cash	-	-	-	8,270
Accounts and other receivables	-	-	-	517,228
Government remittances	-	-	-	711,278
Advances	-	-	-	1,470,000
	-	-	-	5,525,520

Carrying value at August 31, 2019	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	3,910,899
Players liability account	-	-	8,270
Line of credit	-	-	-
Long-term debt	-	-	246,288
Promissory notes payable	-	-	852,884
Deferred purchase consideration	-	-	-
Convertible debt	-	12,532,723	-
	-	12,532,723	5,018,341

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as at August 31, 2020
	$	$	$	$

Convertible debt	-	-	10,793,459	10,793,459
	-	-	10,793,459	10,793,459

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

	Level 1	Level 2	Level 3	Fair value as at August 31, 2019
	$	$	$	$

Convertible debt	-	-	12,532,723	12,532,723
	-	-	12,532,723	12,532,723

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique and inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs		Relationship and sensitivity of unobservable inputs to fair value
Convertible debt	The fair value of the convertible debentures at year-end has been calculated using a binomial lattice methodology.	Key observable inputs		The estimated fair value would increase (decrease) if:
		●	Share price (August 31, 2020: USD $8.92)	●	The share price was higher (lower)
		●	Risk-free interest rate (August 31, 2020: 0.14%)	●	The risk-free interest rate was higher (lower)
		●	Dividend yield (August 31, 2020: 0%)	●	The dividend yield was lower (higher)
Key unobservable inputs
		●	Credit spread (August 31, 2020: 18.35%)	●	The credit spread was lower (higher)
		●	Discount for lack of marketability (August 31, 2020: 47%)	●	The discount for lack of marketability was lower (higher)

There has been no change to the valuation technique during the year. There were no transfers between Levels 1, 2 and 3 during the year.

Off-balance sheet arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Related party transactions and balances

Related party transactions policy

Our Board of Directors has adopted a policy that describes the procedures used to process, evaluate, and if necessary, disclose transactions between the Company and its directors, officers, or greater than 5% beneficial owners. We review any transaction or series of transactions in which any related parson has a direct or indirect interest. Once a transaction

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Related party transactions and balances (cont’d)

Related party transactions policy (cont’d)

has been identified, senior management and the audit committee will review the transaction and ensure appropriate disclosure in the Company’s financial statements and management’s discussion and analysis

Key management transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Compensation awarded to key management includes the following:

	2020	2019
	$	$

Total compensation paid to key management	929,958	1,401,724
Share based payments	1,409,569	28,834

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 2020 and 2019.

Related party balances

Amounts due to related parties as at August 31, 2020 with respect to the above fees were $275,502 (August 31, 2019: $124,717). These amounts are unsecured, non-interest bearing and due on demand. Subsequent to August 31, 2020, $203,502 of the $275,502 was paid.

Changes in accounting policies

Accounting pronouncements adopted during the period

IFRS 3 – Business Combinations (“IFRS 3”)

On 22 October 2018, the IASB issued ‘Definition of a Business (Amendments to IFRS 3)’ aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The Amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company, as permitted, adopted the Amendments early, at September 1, 2019. The implementation of these Amendments was considered for acquisitions occurring after that date.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Changes in accounting policies (cont’d)

Accounting pronouncements adopted during the period (cont’d)

IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”)

IFRIC 23 was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s Financial Statements.

IFRS 16 – Accounting for Leases (“IFRS 16”)

IFRS 16 was issued by the IASB in January 2016, replacing IAS 17 Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

At September 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for fiscal 2019 has not been restated. Further, the Company has elected to record the transition date right of use asset at the amount equal to the calculated lease liability and has not accounted for low value or short-term leases (leases with a duration of less than twelve months). Comparative figures remain as previously reported under IAS 17 and related interpretations. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of International Accounting Standard (“IAS”) 17, “Leases”.

IAS 1 and IAS8 – Definition of Material - Updates

On October 31, 2018, the IASB issued ‘Definition of Material (Amendments to IAS 1 and IAS 8)’ to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective annual reporting periods beginning on or after 1 January 2020 and were implemented by the Company in the year ended August 31, 2020. The implementation of these standards did not have a material impact on the Company’s financial statements.

Conceptual Framework – Updates

Together with the revised ‘Conceptual Framework’ published in March 2018, the IASB also issued ‘Amendments to References to the Conceptual Framework in IFRS Standards’. The amendments are effective for annual periods beginning on or after 1 January 2020 and were implemented by the Company in the year ended August 31, 2020. The implementation of these standards did not have a material impact on the Company’s financial statements.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Changes in accounting policies (cont’d)

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and

IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”)

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however early adoption is permitted. The Company has not assessed the effect of these pronouncements on its Company’s Financial Statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s consolidated financial statements.

Current global financial conditions and trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries.

The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of August 31, 2020, the global economy continues to be in a period of significant economic volatility, in large part due to the COVID-19 pandemic discussed previously, as well US and European economic and political concerns which have impacted global economic growth.

Risks and uncertainties

Liquidity concerns and future financings

Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing as and when needed in the future to execute our business plan and future operations. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. It may be difficult or impossible for us to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that we pay to service future debt incurred by us and affect our ability to fund ongoing operations.

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on our business, financial condition and results of operations.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

We may not be able to successfully execute our business plan

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If our business plan is more costly than we anticipate or we have significant cost overruns, certain products and development activities may be delayed or eliminated or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

We have acquired businesses, personnel and technologies in the past and we expect to continue to pursue acquisitions, such as the completed acquisitions of Frankly, WinView, UMG, Eden Games, Stream Hatchet and other investments that are complementary to our existing business and expanding our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the esports industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Management of growth

We have grown rapidly since our inception and we plan to continue to grow at a rapid pace. This growth has put significant demands on our processes, systems and personnel.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Managing our growth will require significant expenditures and allocation of valuable management resources. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may continue to have reduced cash reserves

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

We may continue to have reduced cash reserves (cont’d)

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Competition

Our potential failure to compete successfully in the various markets we participate in could have a material adverse effect on our business, financial condition and results of operations. The market for the various types of product and service offerings we provide is very competitive and rapidly changing. We face competition from other esports businesses, many of which are larger and better funded than us. There can be no guarantee that our current and future competitors will not develop similar or superior services to our products and services which may render us uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm our business.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet are much larger and more well- established markets and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms, our business model may no longer be viable.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render our technologies, products or services obsolete or cause us to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect our revenue. There can be no assurance that we can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies, or if we fail to obtain the necessary licenses for the provision of services using these new technologies, we may lose market share, and our results of operations would be adversely affected.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Proprietary protection and intellectual property disputes

Protection of our trade secrets, copyrights, trademarks, domain names and other product rights are important to our success. We protect our intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of our proprietary technologies are currently unpatented nor have we made any applications for such intellectual property registrations and we have no present intention to do so in the near future. As such, the current steps that it takes to protect our intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

Should we decide to register our intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that we will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in us being unable to successfully prevent our competitors from imitating our solutions or using some or all of our processes. Even if patents and other registered intellectual property rights were to be issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies.

With our acquisition of WinView, we acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to us and we intend to further develop and protect it and our technologies. Litigation may be necessary to enforce our intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may also face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and former employers of our personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our software and features, or develop substitutes. We have already had communication from trade mark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, we use open source software in our games and we expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Transmission of User Data

In connection with our operations, we transmit and store data. We are subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that we collect. Our efforts to protect the personal information of our users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Transmission of User Data (cont’d)

In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data, our users’ data, our partners’ data or our clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and brands and diminish our competitive position.

Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, businesses, financial condition or results of operations.

Data collection risks

We partially rely on data captured by Stream Hatchet for our revenues and for assessing the performance of some of our brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits its ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If we increase our reliance on the free-to-play model, we may be exposed to increased risk. For example, we may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case our revenues from those products likely will be lower than anticipated and we may not recover our development costs. Further, if: (1) we fail to offer monetization features that appeal to our consumers; (2) these consumers do not continue to play our free-to-play games or purchase virtual items at the same rate; (3) our platform providers make it more difficult or expensive for players to purchase our virtual currency; or (4) we cannot encourage significant additional consumers to purchase virtual items in our free-to-play games, our business may be negatively impacted.

Retention and acquisition of new CMS platform customers

Our financial performance and operations are dependent in part on retaining our current CMS platform customers and acquiring new CMS platform customers. We currently serve a large number of customers with our CMS platform and a typical customer contract runs for multiple years. However, we compete with the other technology providers in the market and increasing competition may affect our ability to retain current and acquire new customers. Any number of factors could potentially negatively affect our customer retention or acquisition. For example, a current customer may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features. Other factors that affect our ability to retain or acquire new CMS platform customers include:

●	customers increasingly use competing products or services;
●	we fail to introduce new and improved products or if we introduce new products or services that are not favourably received;
●	we are unable to continue to develop new products and services that work with a variety of mobile operating systems and networks and/or that have a high level of market acceptance;

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Retention and acquisition of new CMS platform customers (cont’d)

●	there are changes in customer preference;
●	there is consolidation or vertical integration of our customers;
●	there are changes in customer sentiment about the quality or usefulness of our products and services;
●	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
●	technical or other problems prevent us from delivering our products in a rapid and reliable manner;
●	we fail to provide adequate customer service to our customers; or
●	we, our software developers, or other companies in our industry are the subject of adverse media reports or other negative publicity.

Exposure to advertising marketplace

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, which is dependent on available advertising inventory and market demand and prices for such inventory. A decline in available supply of advertising inventory, general demand for advertising inventory and general economic conditions may materially and adversely affect our advertising revenue.

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, the majority of which we sell on an automated basis through real-time bidding. We also sell a small portion of our inventory to premium direct advertising customers to whom we provide guaranteed advertisement inventory. Our advertising revenue is dependent on the amount of advertising inventory that is available to us to sell and market demand and prices for such inventory.

The amount of advertising inventory available for us to sell is affected by many variables including but not limited to:

●	the negotiated amount of inventory we receive from our current CMS customers;
●	the amount of additional inventory our current CMS customers permit us to sell on their behalf;
●	our ability to acquire inventory to sell on behalf of parties that are not customers of our CMS;
●	the amount of inventory available on our owned and operated properties;
●	the amount of end-user traffic to our customers’ and our online properties; and
●	the specific type of advertising to be sold, such as display, video or mobile advertising.

While we endeavor to maximize the amount of inventory we are able to sell, some of the foregoing variables, and by extension the amount of inventory we may sell, are affected by market forces and other contingencies that we do not control.

The other principal component of gross advertising revenue is the price at which advertising inventory may be sold. To a large extent, the prices we are able to achieve for our advertising inventory are a product of the market supply and demand, which may vary based on several factors including ad size, ad type, geographic region and time of year. At a macro level, advertising spending is also sensitive to overall economic conditions, and our advertising revenues will be adversely affected if advertisers respond to weak and uncertain economic conditions, for example as a result of disruptions from COVID-19, by reducing their budgets or changing their spending patterns. There are limitations on the amount that we can compensate for fluctuations in the prevailing market prices for advertising inventory. Any reduction in spending by existing or potential advertisers and a decline in available advertising inventory or demand for such inventory would negatively affect our advertising revenue and could affect our ability to grow our advertising customer base.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Global economy

Our business is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for our products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of our business and operations is conducted in foreign jurisdictions, including the United States, Spain and France. As such, our business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which our business is conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business. We believe that our management is sufficiently experienced to manage these risks.

Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede our growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavourable changes in regulations and laws could decrease demand for our events, online offering and merchandise, increase our cost of doing business or otherwise have a material adverse effect on our reputation, popularity, results of operations and financial condition.

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect our operations, our suppliers, or our customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

●	worsen economic conditions, which could negatively impact access to capital;
●	reduce consumer spending;
●	limit our employees from travelling which could affect the execution of our business plan given the Company is multi- jurisdictional; or
●	result in governmental regulation adversely impacting our business all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Risks and uncertainties (cont’d)

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to our operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by us or our competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly.

Subsequent events

The Company has evaluated subsequent events from the balance sheet date through January 7, 2021, the date of this MD&A, and determined there were no additional items to be disclosed except for the transactions described below:

Convertible debentures

In September and October 2020, the Company issued additional tranches of the convertible debenture private placement which resulted in the issuance of a total principal amount of $2,901,393 of convertible debentures. In August 2020, the Company had commenced a non-brokered private placement of convertible debentures and closed $8,750,000.

$8,000,000 Standby debenture facility

In September 2020, the Company entered into a $8,000,000 stand-by convertible debenture facility (the “Standby Debentures”). The Standby Debenture has substantially similar terms as the debentures issued in the August Private Placement, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units. The Company issued 224,719 warrants in connection with this first draw of Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of US$15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the debentures.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Subsequent events (cont’d)

$8,000,000 Standby debenture facility (cont’d)

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval. In November 2020, the Company completed the draw of the first $2,000,000 under this facility.

Amendment of credit facility

In August 2020, the Company amended the $5,000,000 revolving term line of credit (EB loan). In connection with the amendment, the maturity date of the EB Loan was extended from January 5, 2021 until January 5, 2022. Additionally, the Company guaranteed the obligations under the EB Loan and has granted a security interest in favour of the Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company agreed to issue to the lender an aggregate of 6,666 common shares in the capital of the Company at a deemed price per share equal to $5.77 and an amendment fee of $100,000 which forms part of the outstanding principal under the EB Loan.

Sale of Motorsport Assets

In November 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly Media and WinView Games, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Assets”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities.

Shares for Debt Transaction

In December, 2020, the Company settled outstanding debt of C$294,000 with two arm’s length creditors by issuing 40,000 common shares of the Company at a deemed price of C$7.35 per share. The amount of indebtedness represents an outstanding balance of consulting fees and expense reimbursement owed to former consultants to the Company.

Restricted share unit grants

In November 2020, the Company granted 317,047 restricted share units pursuant to the Company’s incentive plan to one officer and key management employees.

Management’s Responsibility for Financial Information

The Company’s financial statements and the other financial information included in this management report are the responsibility of the Company’s management and have been examined and approved by the Company’s audit committee and Board of Directors. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of four non-management directors.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Management’s Discussion and Analysis
(Expressed in United States Dollars)

Management’s Responsibility for Financial Information (cont’d)

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Additional information

This MD&A, as well as additional information regarding Engine Media, has been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com.

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